SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Jacada Ltd.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
__________________________________________________________________________________
(Title of Class of Securities)

M6184R101
________________________________________________________________________________
 (CUSIP Number)

Uri Erde
Israel Growth Partners Ltd.
Hakfar Hayarok, Precede Building, c/o IGP
Ramat Hasharon, Israel 47800

With a copy to:
Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan 5250608, Israel
Telephone: +972-3-610-3100
____________________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2018
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M6184R101
1.	NAMES OF REPORTING PERSONS

IGP Digital Interaction Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
2,063,934

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
2,063,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)
This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

CUSIP No. M6184R101
1.	NAMES OF REPORTING PERSONS

Growth Partners (Lichtman & Shani), Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
2,063,934

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
2,063,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)
This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

CUSIP No. M6184R101
1.	NAMES OF REPORTING PERSONS

I.G.P Lichtman and Shani LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
2,063,934

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
2,063,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

CUSIP No. M6184R101
1.	NAMES OF REPORTING PERSONS

Haim Shani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
2,063,934

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
2,063,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

CUSIP No. M6184R101
1.	NAMES OF REPORTING PERSONS

Moshe Lichtman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0

	8.	SHARED VOTING POWER
2,063,934

	9.	SOLE DISPOSITIVE POWER
0

	10.	SHARED DISPOSITIVE POWER
2,063,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.5% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

Item 1.  Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) originally filed by the Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission (the “SEC”) on September 30, 2016 (the “Original Statement”), as amended by Amendment No. 1 thereto, filed on November 17, 2016 (“Amendment No. 1”), relates to the ordinary shares, par value NIS 0.04 per share (“Ordinary Shares”) of Jacada Ltd., an Israeli company (the “Issuer”).  Capitalized terms appearing herein that are not otherwise defined shall have the respective meanings assigned thereto in the Original Statement or Amendment No. 1. The principal executive offices of the Issuer are located at 8 Hasadnaot Street, Herzliya 46728, Israel.

This Amendment No. 2 is being filed by the Reporting Persons in order to report an increase to their beneficial ownership of Ordinary Shares relative to the beneficial ownership reported in Amendment No. 1 due to the following transactions:

(i)          the purchase by IGP DILP (as defined in Item 2 below) of 418,496 Ordinary Shares from the Issuer via a private placement transaction consummated on December 27, 2017 (the “Private Placement”) that was approved by the Issuer’s shareholders, as previously reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the SEC on December 28, 2017, and as described in Proposal 2 in the Issuer’s proxy statement for its 2017 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Form 6-K furnished to the SEC on November 27, 2017; and

(ii)          the purchase by IGP DILP, in September 2018, of an aggregate of 344,151 Ordinary Shares from two trusts for which Mr. Neil S Subin serves as trustee on behalf of the late Mr. Lloyd I. Miller, III, of which 260,745 Ordinary Shares are held in “street name” and 83,406 Ordinary Shares are now registered in the name of IGP DILP (the “Private Resale Transaction”).

Item 2 .  Identity and Background.

(a)           Name: This Amendment No. 2 is being filed by each of the following (collectively, the “Reporting Persons”): IGP Digital Interaction Limited Partnership (“IGP DILP”), Growth Partners (Lichtman & Shani) Limited Partnership (“GP LP”), I.G.P Lichtman and Shani LTD (“IGP LTD”), Haim Shani (“Shani”) and Moshe Lichtman (“Lichtman”)

(b)           Residence or Business Address (for each Reporting Person): c/o Hakfar Hayarok, Precede Building, Ramat Hasharon, Israel 47800.

(c)           Present Principal Occupation/Employment: GP LP is the general partner of IGP DILP, and IGP LTD is the general partner of GP LP. The business of IGP DILP is to serve as a special purpose investment vehicle for the Reporting Persons’ investment in the Ordinary Shares and in securities of other companies.  IGP LTD is a private equity investment firm founded by Shani and Lichtman.  Shani and Lichtman each own 50% of the voting capital stock of IGP LTD and, thus, they share the power to direct the voting and disposition of the Ordinary Shares of the Issuer owned of record by IGP DILP. The principal address of the offices at which Messrs. Shani and Lichtman are employed is set forth in paragraph (b) above.

(d)           Criminal Proceedings: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship: IGP DILP and GP LP are limited partnerships registered under the laws of the State of Israel. IGP LTD is a private limited company registered under the laws of the State of Israel.  Messrs. Shani and Lichtman are citizens of the State of Israel. Lichtman is also a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The source of funds used by IGP DILP in purchasing Ordinary Shares in each of the Private Placement and Private Resale Transaction was a short term equity bridge facility (each, a “Facility”) from IGP Investment, L.P. and IGP Investments (Parallel), L.P., investment fund affiliates (the “Affiliates”) of the Reporting Persons.  Each Facility was (in the case of the Private Placement) or will be (in the case of the Private Resale Transaction) converted into capital contributions to IGP DILP by certain of the limited partners of the Affiliates within approximately three months after the Facility was created, as soon as such limited partners contributed (in the case of the Private Placement) or contribute (in the case of the Private Resale Transaction) to the Affiliates called committed capital in an aggregate amount sufficient to cover the cost of the Ordinary Shares that were purchased.  The cost to IGP DILP of the 418,496 Ordinary Shares purchased in the Private Placement was US $3.56 per share, or approximately US $1.49 million in the aggregate, while the cost to IGP DILP of the aggregate 344,151 Ordinary Shares purchased in the Private Resale Transaction was US $5.00 per share, or approximately US $1.72 million in the aggregate.

Item 4.   Purpose of Transaction.

Each Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only. Each Reporting Person may, from time to time, based on various factors, acquire additional Ordinary Shares of the Issuer or sell Ordinary Shares, on the open market or in privately negotiated transactions.

Except as described above, as of the filing of this Amendment No. 2, no Reporting Person has any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by that Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he or it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from any national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 5,820,638 Ordinary Shares outstanding as of March 31, 2018, based on outstanding share information disclosed by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

(a)          Each of the Reporting Persons beneficially owns 2,063,934 Ordinary Shares of the Issuer, constituting approximately 35.5% of the issued and outstanding share capital of the Issuer, consisting entirely of the 2,063,934 Ordinary Shares held directly by IGP DILP.

(b)          None of the Reporting Persons has sole voting or dispositive power with respect to the Ordinary Shares beneficially owned by him or it. Each of the Reporting Persons possesses shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, all of the Ordinary Shares that he or it currently beneficially owns, as a result of the relationships among the Reporting Persons described in paragraph (c) of Item 2 above.  Each of Shani and Lichtman, as a 50% owner of the voting capital stock of IGP LTD, shares the ultimate voting and dispositive power over the Ordinary Shares beneficially owned by the Reporting Persons.

(c)          Other than the purchase by IGP DILP of an aggregate of 344,151 Ordinary Shares via the Private Resale Transaction in September 2018, none of the Reporting Persons has effected any transactions in Ordinary Shares of the Issuer during the last 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the terms of each of:

(i)
the Purchase Agreement, under which IGP DILP possesses certain nomination rights with respect to the Issuer’s Board (which are contingent on IGP DILP holding a certain minimum percentage of the outstanding Ordinary Shares) and certain information rights;

(ii)	the voting undertakings from certain existing Company shareholders that support the Issuer’s undertaking to provide the above-referenced Board nomination rights to IGP DILP; and

(iii)
the Registration Rights Agreement, under which IGP DILP is entitled to certain demand and “piggyback” registration rights for the resale of its Ordinary Shares, which appear in Item 6 of Amendment No. 1, are incorporated by reference in this Item 6.

Item 7.   Material to be Filed as Exhibits.

Exhibit	Description

99.1*	Joint Filing Agreement, dated November 17, 2016

99.2**	Share Purchase Agreement between IGP DILP and Robert B. Ashton, dated September 26, 2016

99.3**	Securities Purchase Agreement by and between the Issuer and IGP DILP

99.4**	Form of Irrevocable Voting Undertaking in favor of IGP DILP

99.5**	Form of Unilateral Voting Undertaking

99.6***	Registration Rights Agreement by and between the Issuer and IGP DILP
__________________

* Previously filed as part of the signature page to Amendment No. 1.

** Previously filed as an exhibit to the Statement on September 30, 2016.

*** Previously filed as Exhibit 99.6 to Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018

IGP DIGITAL INTERACTION LIMITD PARTNERSHIP

By:  Growth Partners (Lichtman & Shani), Limited Partnership, General Partner

        By: I.G.P Lichtman and Shani LTD,
               its General Partner

       By: /s/ Uri Erde
              Name: Uri Erde
              Title: Partner

GROWTH PARTNERS (LICHTMAN & SHANI), LIMITED PARTNERSHIP By: I.G.P Lichtman and Shani Ltd, its General Partner By: /s/ Uri Erde Name: Uri Erde Title: Partner
I.G.P LICHTMAN AND SHANI LTD By: /s/ Uri Erde Name: Uri Erde Title: Partner /s/ Moshe Lichtman MOSHE LICHTMAN /s/ Haim Shani HAIM SHANI